Exhibit 1.01

George Risk Industries, Inc.

Conflict Minerals Report

For year ending December 31, 2019

This Conflict Minerals Report of George Risk Industries, Inc. (GRI) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

It is required to disclose certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the law are necessary to the functionality or production of those products. The specified minerals, referred to as 3TG, are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” for the purpose of this report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

Overview

Business

GRI is an electronics manufacturer. Our focus is in the security and proximity switch markets. Primarily, GRI sells to security and fire distributors, but we also provide switches for OEM use.

Description of Products Covered by this Report

The products that GRI produce include security alarm switches, proximity switches, pool alarms, temperature and humidity sensors, custom computer keyboards, push-button switches, tools for wire handling, and other electronic products. Most of the GRI product line has products for which 3TG is necessary for the functionality or production of the product.

Supply Chain

GRI’s supply chain is complex. There are many 3rd parties between GRI and the original source of the 3TG. GRI does not purchase 3TG directly from mines, smelters, or refiners. Many of our electronic parts are purchased through distribution. As a result, GRI must rely on the information provided by suppliers for the information relating to 3TG. GRI has taken steps to identify the smelters and refiners of 3TG in our supply chain.

GRI has adopted a statement relating to Conflict Minerals. The statement communicates that GRI intends to be free of Conflict Minerals in its supply chain and expects GRI suppliers to treat their supply chain in the same way.

Reasonable Country of Origin Inquiry

GRI conducted a Reasonable Country of Origin Inquiry (RCOI) to determine whether any of the 3TG that is necessary for the functionality or production of its products originated in the Covered Countries or whether any of the 3TG could be from recycled or scrap sources. The parts of the RCOI were the identification of manufacturers and data collection from those manufacturers. GRI will be assessing that data to determine if future due diligence is required.

GRI determined the manufacturer of each of their production raw materials. GRI contacted each manufacturer and requested they complete and supply a Conflict Free Sourcing Initiative Conflict Minerals Template (CMRT). If a supplier did not comply with the request, that supplier was contacted several more times requesting the CMRT. GRI received CMRT responses from greater than 25% of their suppliers. GRI used the services of Assent Compliance to compile the results of their RCOI into a CMRT for GRI.

Because GRI did not receive 100% response and because some of the responses were incomplete, the results of the RCOI were inconclusive. Pursuant to guidance issued by the Securities and Exchange Commission (SEC), including statements made on April 7, 2017 by both the SEC’s Acting Chairman and the SEC’s Division of Corporation Finance, GRI is not required to describe any of our products as “DRC conflict free”, “DRC conflict undeterminable” or “having not been found to be ‘DRC conflict free’.” Therefore, GRI makes no conclusion in this regard in this report. Furthermore, given that GRI has not voluntarily elected to describe any of its products as “DRC conflict free”, an independent private sector audit of this report has not been conducted.